Exhibit 3

CONSULTING AGREEMENT

THIS AGREEMENT, is made and entered into this 29th day of November 2010 (the “Effective Date”), by and between Highland Global Partners, Inc. et al a company with its principal place of business at 25 Highland Boulevard, Dix Hills, New York 11746 (hereinafter referred to as "Consultant"), and Fastfix Inc., a company with its principal place of business located at 330 Madison Avenue, 6th Floor, New York, NY 10017 (hereinafter referred to as "Corporation", or “Fastfix”).

W I T N E S S E T H:

WHEREAS, the Corporation has requested that the Consultant provide services to the Corporation;

WHEREAS, the Consultant has agreed to provide services to the Corporation;

NOW, THEREFORE, in consideration of the premises, the mutual covenants of the parties herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, it is agreed as follows:

1.           CONSULTING ARRANGEMENT. the Corporation hereby contracts for the services of Consultant and Consultant agrees to perform such duties and responsibilities and to render advice and consulting as may be requested by the Corporation from time to time during the term of this consulting arrangement in connection with the commercialization of the Corporation's products and services throughout the United States and Internationally ("Consulting Arrangement").

2.           RELATIONSHIP BETWEEN PARTIES. During the term of the Consulting Arrangement, Consultant shall be deemed to be an independent contractor. Consultant shall not be considered as having an employee status vis-a-vis the Corporation, or by virtue of the Consulting Arrangement being entitled to participate in any plans, arrangements or distributions by the Corporation pertaining to or in connection with any pension, stock, bonus, profit sharing, welfare benefits, or similar benefits for the regular employees of the Corporation. The Corporation shall not withhold any taxes in connection with the compensation due Consultant hereunder, and Consultant will be responsible for the payment of any such taxes and hereby agrees to indemnify the Corporation against nonpayment thereof.

3.           COMPENSATION FOR THE CONSULTING ARRANGEMENT. As consideration for the services to be rendered under the Consulting Arrangement by Consultant and as compensation for the income it could have otherwise earned if it had not agreed to keep itself available to the Corporation hereunder, the Corporation will issue to the Consultant eight million (8,000,000) shares of its common stock and four million (4,000,000) shares of its Series A Anti-Dilutive Preferred Stock. Prior to this Agreement, there were twelve million (12,000,000) shares of its common stock and six million (6,000,000) shares of the Corporation's Series A Anti-Dilutive Preferred Stock outstanding, including two million (2,000,000) shares of its common stock and one million (1,000,000) shares of its Series A Anti-Dilutive Preferred Stock that have been allocated to Mintz & Fraade Enterprises, LLC (and/or its assignees or designees) and ten million (10,000,000) shares of the Corporation’s common stock and five million (5,000,000) shares of the Corporation’s Series A Anti-Dilutive Preferred Stock that have been allocated to members of the Corporation’s management (hereinafter referred to as “Management”).

The Consultant, Management and Mintz & Fraade Enterprises, LLC hereby agree that any shares of the Corporation’s common stock which are issued with respect to any contemplated funding shall proportionately dilute their respective ownership in the Corporation.

The total number of shares that the Corporation shall have the authority to issue is one hundred million (100,000,000) shares of common stock, having a par value of $0.00001 per share, and twelve million (12,000,000) shares Series A Anti-Dilutive Preferred Stock, having a par value of $0.0001 per share.

The Corporation shall file a Registration Statement with the Securities and Exchange Commission to become a public reporting company and in order to have its stock publicly traded

The Series A Anti-Dilutive Preferred Stock shall be convertible into three shares of Common Stock at the option of the holder of the Series A Anti-Dilutive Preferred Stock if, and only if the following conditions have been met: (i) the Series A Anti-Dilutive Preferred Stock has been held by the holder for at least twelve (12) months; (ii) the Corporation has a minimum bid price of $0.10 per share; and (iii) the Corporation has at least 100 shareholders.

It is hereby understood that the Consultant intends to utilize the services of subcontractors and it may share its compensation with such subcontractors.

4.           FUNDING.  The Corporation will seek to obtain between $750,000 and $1,250,000 in working capital to finance the business efforts of the Corporation.  The Consultant has agreed to introduce the Corporation to potential investors and lending institutions for the purpose of obtaining capital to finance the business efforts of the Corporation.  It is understood that such introductions will not involve any fee whatsoever.  In addition the Consultant has agreed to introduce the Corporation to potential investor relations and/or public relations firms.

5.           TERM OF CONSULTING ARRANGEMENT. This Consulting Arrangement shall continue for a period of twelve (12) months from the date of this Agreement (the "Consulting Period").

6.           CONFIDENTIALITY COVENANTS.

6.1         Agreements of the Consultant. In consideration of the compensation and benefits to be paid or provided to the Consultant by the Corporation under this Agreement, the Consultant covenants as follows:

Confidentiality.

(i)
During and following the Consulting Period, the Consultant will hold in confidence the Confidential Information and will not disclose it to any person except with the specific prior written consent of the Corporation or except as otherwise expressly permitted by the terms of this Agreement.

(ii)
None of the foregoing obligations and restrictions applies to any part of the Confidential Information that the Consultant demonstrates was or became generally available to the public other than as a result of a disclosure by the Consultant.

(iii)
The Consultant will not remove from the Corporation's premises (except to the extent such removal is for purposes of the performance of the Consultant's duties) any document, record, notebook, plan, model, component, device, or computer software or code, whether embodied in a disk or in any other form (collectively, the "Proprietary Items"). The Consultant recognizes that, as between the Corporation and the Consultant, all of the Proprietary Items, whether or not developed by the Consultant, are the exclusive property of the Corporation. Upon termination of this Agreement by either party, or upon the request of the Corporation during the Consulting Period, the Consultant will return to the Corporation all of the Proprietary Items in the Consultant's possession or subject to the Consultant's control, and the Consultant shall not retain any copies, sketches, or other physical embodiment of any of the Proprietary Items.

6.2         Disputes or Controversies. The Consultant recognizes that should a dispute or controversy arising from or relating to this Agreement be submitted for adjudication to any court, arbitration panel, or other third party, the preservation of the secrecy of Confidential Information may be jeopardized. All pleadings, documents, testimony, and records relating to any such adjudication will be maintained in secrecy and will be available for inspection by the Corporation, the Consultant, and their respective attorneys and experts, who will agree, in advance and in writing, to receive and maintain all such information in secrecy, except as may be limited by them in writing.

6.3         Definitions.

For the purposes of this Section 6, "Confidential Information" shall mean any and all:

(i)           trade secrets concerning the business and affairs of the Corporation, product specifications, data, knowhow, designs, sketches, photographs, current, and planned research and development, current and planned manufacturing or distribution methods and processes, customer lists, current and anticipated customer requirements, price lists, market studies, business plans;

(ii)           information concerning the business and affairs of the Corporation (which includes historical financial statements, financial projections and budgets, historical and projected sales, capital spending budgets and plans, the names and backgrounds of key personnel, personnel training and techniques and materials, however documented; and

(iii)           notes, analysis, compilations, studies, summaries, and other material prepared by or for the Corporation containing or based, in whole or in part, on any information included in the foregoing.

7.           NOTICES. All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when mailed by certified mail, return receipt requested or when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and facsimile numbers set forth:

(a)       if to the Corporation, to it at:

Fastfix Inc.

330  Madison Avenue, 6th Floor

New York, NY 10017

(b)           if to Consultant, to it at:

Highland Global Partners, Inc.

25 Highland Boulevard

Dix Hills, New York 11746

8.           BINDING EFFECT. This Agreement shall extend to, shall inure to the benefit of and shall be binding upon all the parties hereto and upon all of their respective heirs, successors and representatives.

9.           ENTIRE AGREEMENT. This Agreement, including the agreements incorporated by reference, contains the entire Agreement among the parties hereto with respect to the matters contemplated hereby and supersedes all prior agreements and undertakings between the parties with respect to such matters. This Agreement may not be amended, modified or terminated in whole or in part, except in writing, executed by each of the parties hereto.

10.         INDEMNIFICATION. Consultant and Corporation hereby agrees to hold harmless and indemnify each other from and against any and all loss, damage, expense, and cost (including reasonable attorneys' fees incurred in connection with the same).

11.         SEVERABILITY.  Should any part of any provision of this Agreement be declared invalid by a court of competent jurisdiction, such decision or determination shall not affect the validity of any remaining portion of such provision or any other provision and the remainder of the Agreement shall remain in full force and effect and shall be construed in all respects as if such invalid or unenforceable provision or portion thereof were not contained herein. In the event of a declaration of invalidity, the provision or portion thereof declared invalid shall not necessarily be invalidated in its entirety, but shall be observed and performed by the parties to the Agreement to the extent such provision is valid and enforceable.

12.         SECTION HEADINGS. The section headings contained herein are for convenience of reference only and shall not be considered any part of the terms of this Agreement.

13.           CHOICE OF LAW. This Agreement shall be interpreted and performed in accordance with the laws of the State of New York, and the parties agree, notwithstanding the principles of conflicts of law, that the internal laws of the State of New York shall govern and control the validity, interpretation, performance, and enforcement of this Agreement.

IN WITNESS WHEREOF, Consultant has hereunto put its hand, and the Corporation has caused this instrument to be executed in its corporate name by its duly authorized officer, all as of the day and year first above written.

CONSULTANT:                                                                                                                    CORPORATION:
HIGHLAND GLOBAL PARTNERS, INC.                                                                           FASTFIX INC.

By: /s/ Robert M. Rubin                                                                                                        By: /s/ Craig Eckert